UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')
Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Charles Bancroft
b)	Position/status	Senior Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction
Release of 17,446 notional ADSs from the GSK Non-Executive Director Share Allocation Arrangements following the termination of those arrangements, the withholding of 1,602 notional ADSs for tax and the final release of 15,843 ADSs representing the balance. These ADSs will be held by Charles Bancroft until he retires from the Board. A residual cash payment of $32.60 will be paid to Charles Bancroft.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.805	15,843

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2025-03-25
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Anne Beal
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction
Release of 1,988 notional ADSs from the GSK Non-Executive Director Share Allocation Arrangements following the termination of those arrangements, the withholding of 1,018 notional ADSs for tax and the final release of 970 ADSs representing the balance. These shares will be held by Dr Anne Beal until she retires from the Board. A residual cash payment of $4.66 will be paid to Dr Anne Beal.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.805	970

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2025-03-25
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Dietz
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction
Release of 1,760 notional ADSs from the GSK Non-Executive Director Share Allocation Arrangements following the termination of those arrangements, the withholding of 909 notional ADSs for tax and the final release of 850 ADSs representing the balance. These shares will be held by Dr Hal Dietz until he retires from the Board. A residual cash payment of $38.42 will be paid to Dr Hal Dietz.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.805	850

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2025-03-25
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Jesse Goodman
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction
Release of 13,924 notional ADSs from the GSK Non-Executive Director Share Allocation Arrangements following the termination of those arrangements, the withholding of 7,082 notional ADSs for tax and the final release of 6,842 ADSs representing the balance. These shares will be held by Dr Jesse Goodman until he retires from the Board. A residual cash payment of $11.64 will be paid to Dr Jesse Goodman.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.805	6,842

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2025-03-25
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: March 28, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc